UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated May 11, 2010, announcing the Company's financial results for the first quarter of 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: May 19, 2010	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $10.2 million and earnings per share of $0.60 for the first quarter of 2010.

•	Knightsbridge announces a cash dividend of $0.40 per share for the first quarter of 2010, an increase of $0.10 per share compared to the fourth quarter of 2009.

FIRST QUARTER 2010 RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $10.2 million and earnings per share of $0.60 for the first quarter compared to net income of $9.0 million and earnings per share of $0.53 for the fourth quarter of 2009. The average daily time charter equivalents ("TCEs") earned by the Company's four VLCCs and two Capesize vessels were $35,500 and $45,500 respectively, compared with $36,900 and $44,300 in the preceding quarter. Revenues and net income increased mainly due to a full quarter‟s earnings from the Belgravia, which commenced a five year time charter during the preceding quarter and profit share earned by the Hampstead and Kensington due to an improvement in spot rates, which were partially offset by reduced earnings from the Camden.

The net increase in cash and cash equivalents in the quarter was $0.6 million. The Company generated cash from operating activities of $12.8 million, used $3.5 million to repay loan facilities, made final payments relating to its newbuilding project of $3.6 million and paid a dividend of $5.1 million. With effect from April 1, 2010 the minimum cash required to be held by the Company will increase from $10 million to $15 million, in accordance with the terms of the loan agreement for the Capesize vessels that were delivered in 2009. This is accounted for as restricted cash in the Company‟s balance sheet. In May 2010, the Company has average cash breakeven rates for its VLCCs and Capesize vessels of approximately $19,300 and $16,800 per vessel per day, respectively.

On May 11, 2010, the Board declared a dividend of $0.40 per share. The record date for the dividend is May 21, 2010, the ex dividend date is May 19, 2010 and the dividend will be paid on or around June 7, 2010.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the first quarter of 2010 was WS89; equivalent to $55,600/day; representing an increase of WS41 points or $20,000/day from the fourth quarter of 2009 and an increase of WS42 points from the first quarter of 2009. The market rate for this route is expected to be approximately $45,500/day for the second quarter based on present indications.

Bunkers at Fujairah averaged approximately $468/mt in the first quarter of 2010 compared to $455/mt in the fourth quarter of 2009; an increase of $13/mt. Bunker prices varied from a low of $438.5/mt at the beginning of February and a high of $502.5/mt at the beginning of January.

The International Energy Agency's ("IEA") May 2010 report stated an average OPEC oil production, including Iraq, of 29.0 million barrels per ("mb/d") day during the first quarter of 2010. This was an increase of 100,000 barrels per day compared to the fourth quarter of 2009 and an increase of 570,000 barrels per day compared to the first quarter of 2009.

IEA further estimates that world oil demand averaged 85.9 mb/d in the first quarter of 2010, an increase of 200,000 barrels per day compared to the fourth quarter of 2009 and 1.65 mb/d from the first quarter of 2009. Additionally, the IEA estimates that world demand will average 86.4 mb/d in 2010 representing an increase of 2.0 percent or 1.6 mb/d from 2009.

The VLCC fleet totalled 531 vessels at the end of the first quarter of 2010, up from 518 vessels at the end of the previous quarter. 17 VLCCs were delivered during the first quarter, whereas it was estimated that 20 would be delivered during that period. For 2010, the current estimate is 72 deliveries. The orderbook consisted of 177 vessels at the end of the first quarter, down from 191 orders after the fourth quarter of 2009. Three new orders were placed in the quarter and the current orderbook represents about 34 percent of the VLCC fleet. During the quarter, four vessels were removed from the trading fleet and seven were sold for demolition. An additional 17 single hulled VLCCs were removed from the active trading fleet for storage or conversion purposes. According to Fearnleys, the single hull fleet now stands at 63 vessels.

THE DRY BULK MARKET

According to industry sources the average earnings for a modern Capesize was approximately $34,700/day for the first quarter of 2010. The earnings varied from a high of approximately $42,800/day in the middle of March and a low of approximately $28,300/day in the beginning of March. Average spot rates as of May 11, 2010 are at approximately $49,100/day.

CORPORATE AND OUTLOOK

The Company's VLCC fleet is fixed on time and bareboat charters expiring between 2011 and 2012, except for the VLCC MT Mayfair which was redelivered from the charterer April 14, 2010 and for which we are currently evaluating employment possibilities. The Company has recently entered into a 30 month bareboat contract for the MT Camden with commencement in the beginning of April 2010, at a rate which is determined by the Company to be equivalent to at least $32,000 per day on a time charter basis.

The Company's two Capesize vessels are both fixed on time charters expiring in 2014 with an average time charter rate of approximately $46,300/day.

Knightsbridge has paid dividends since the start up of the Company in 1997, except for the first three quarters in 2009. The rationale behind the halt was to build cash reserves in the challenging financial environment experienced in 2009 and to take delivery in 2009 of the two Capesize newbuildings. In the fourth quarter 2009, Knightsbridge resumed a dividend distribution based on the Company's strong contract coverage, and announced a dividend of $0.30 per share. Based on the earnings in the first quarter of 2010, the Company announces a dividend of $0.40.

The Board continues to monitor the developments in the financial markets and the outlook for the shipping industry and is actively seeking to expand the fleet.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited Hamilton, Bermuda

May 11, 2010

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)
Operating revenues	24,186	15,736	67,339
Operating expense
Voyage expenses	3,399	1,134	8,588
Ship operating expenses	4,786	3,992	18,829
Administrative expenses	501	374	1,823
Depreciation	4,429	3,372	14,343
Total operating expenses	13,115	8,872	43,583
Net operating income	11,071	6,864	23,756
Other income (expenses)
Interest income	3	33	123
Interest expense	(735)	(375)	(1,895)
Other financial items	(95)	(28)	(304)
Total other expenses	(827)	(370)	(2,076)
Net income	10,244	6,494	21,680
Earnings per share ($)	$0.60	$0.38	$1.27
Income on timecharter basis ($ per day per vessel)*
VLCC	$35,500	$40,700	$36,000
Capesize	$45,500	-	$43,400
* Calender days less off-hire after deduction of broker commission

BALANCE SHEET (in thousands of $)	2010 Mar 31	2009 Mar 31	2009 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	8,594	80,171	7,964
Restricted cash	10,000	10,000	10,000
Other current assets	12,260	6,405	11,363
Long term
Vessels, net	339,969	183,989	344,399
Newbuildings	-	51,633	-
Deferred charges	1,128	107	1,220
Total assets	371,951	332,305	374,946
LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt	13,960	42,560	13,960
Other current liabilities	10,137	6,982	14,756
Long term
Long-term debt	103,030	58,240	106,520
Stockholders‟ equity	244,824	224,523	239,710
Total liabilities and stockholders' equity	371,951	332,305	374,946

STATEMENT OF CASHFLOWS (in thousands of $)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)
OPERATING ACTIVITIES
Net income	10,244	6,494	21,680
Adjustments to reconcile net income to net cash provided by operating activities;
Depreciation and amortization	4,521	3,399	14,532
Change in operating assets and liabilities	(1,915)	(877)	(1,650)
Net cash provided by operating activities	12,850	9,016	34,562
INVESTING ACTIVITIES
Additions to newbuildings	(3,600)	(328)	(116,475)
Net cash used in investing activities	(3,600)	(328)	(116,475)
FINANCING ACTIVITIES
Repayment of long-term debt	(3,490)	(2,240)	(42,560)
Proceeds from long-term debt	-	-	60,000
Debt fees paid	-	-	(1,286)
Dividends paid	(5,130)	(4,275)	(4,275)
Net cash (used in) provided by financing activities	(8,620)	(6,515)	11,879
Net increase (decrease) in cash and cash equivalents	630	2,173	(70,034)
Cash and cash equivalents at start of period	7,964	77,998	77,998
Cash and cash equivalents at end of period	8,594	80,171	7,964